YanGuFang International Group Co., Ltd.

3/F, Building 3

33 Suhong Road, Minhang District

Shanghai, China, 201100

March 23, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Erin Donahue

Re:	YanGuFang International Group Co., Ltd.
Registration Statement on Form F-1
Initially filed August 5, 2022, as amended
File No. 333-266607

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, YanGuFang International Group Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on March 27, 2023, at 5:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Junguo He
Junguo He
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Hunter Taubman Fischer & Li LLC